Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-218676

Fortive Corporation

Pricing Term Sheet

June 26, 2018

Offering of 1,200,000 shares of 5.00% Mandatory Convertible

Preferred Stock, Series A (the “Offering”)

This pricing term sheet relates only to the securities described below and should be read together with the preliminary prospectus supplement dated June 26, 2018 relating to the Offering (the “Preliminary Prospectus Supplement”), the accompanying prospectus dated June 12, 2017 and the documents incorporated and deemed to be incorporated by reference therein. Terms used in this pricing term sheet that are not defined herein but that are defined in the Preliminary Prospectus Supplement have the respective meanings given to such terms in the Preliminary Prospectus Supplement. Fortive has increased the size of the offering to 1,200,000 shares of Mandatory Convertible Preferred Stock (or 1,380,000 shares if the underwriters exercise their over-allotment option to purchase additional shares of Mandatory Convertible Preferred Stock in full). The final prospectus supplement relating to the Offering will reflect conforming changes relating to such increase in the size of the Offering.

Issuer:	Fortive Corporation (“Fortive”)

Trade Date:	June 27, 2018

Expected Settlement Date:	June 29, 2018 (T+2)

Title of Securities:	5.00% Mandatory Convertible Preferred Stock, Series A, of Fortive (the “Mandatory Convertible Preferred Stock”)

Shares of Mandatory Convertible Preferred Stock Offered by Fortive:	1,200,000 shares

Shares of Mandatory Convertible Preferred Stock that the Underwriters Have the Option to Purchase from Fortive:	Up to an additional 180,000 shares of Mandatory Convertible Preferred Stock that the underwriters have the option to purchase, solely to cover over-allotments, if any.

Public Offering Price:	$1,000 per share of the Mandatory Convertible Preferred Stock

Use of Proceeds:

Fortive estimates that the net proceeds to it from this offering, after deducting the underwriting discount but before deducting estimated offering expenses payable by it, will be approximately $1.16 billion (or approximately $1.34 billion if the underwriters exercise their over-allotment option to purchase additional shares of Mandatory Convertible Preferred Stock in full).

Fortive intends to use the net proceeds from this offering to fund its acquisition activities, including acquisitions, if any, that may be consummated in 2018 or the ASP Transaction. Completion of this offering is not contingent upon consummation of any acquisition. Fortive may also use the net proceeds for general corporate purposes, including repayment of debt, working capital and capital expenditures.

See “Use of Proceeds” in the Preliminary Prospectus Supplement.

Liquidation Preference:	$1,000 per share

Dividends:

5.00% of the liquidation preference of $1,000 per share of the Mandatory Convertible Preferred Stock per year (equivalent to $50 per annum per share), when, as and if declared by Fortive’s board of directors or an authorized committee thereof, payable in cash or, subject to certain limitations, by delivery of shares of Fortive’s common stock (the “Common Stock”) or any combination of cash and shares of Common Stock, as determined by Fortive in its sole discretion. The expected dividend payable on the first dividend payment date is $12.78 per share of the Mandatory Convertible Preferred Stock. Each subsequent dividend for a full dividend period is expected to be $12.50 per share of the Mandatory Convertible Preferred Stock.

If Fortive elects to make any such payment of a declared dividend, or any portion thereof, in shares of Common Stock, such shares shall be valued for such purpose at 97% of the average VWAP per share of Common Stock over the five consecutive trading day period beginning on and including the seventh scheduled trading day prior to the applicable dividend payment date (the “average price”). In no event will the number of shares of Common Stock delivered in connection with any declared dividend, including any declared dividend payable in connection with a conversion, exceed a number equal to the total dividend payment divided by the floor price. To the extent that the amount of any declared dividend exceeds the product of (x) the number of shares of Common Stock delivered in connection with such dividend and (y) 97% of the average price applicable to such dividend, Fortive will, if it is able to do so under applicable law and the terms of its credit facilities and other indebtedness, pay such excess amount in cash.

Floor Price:	$26.32, subject to adjustment as described in the Preliminary Prospectus Supplement.

Dividend Payment Dates:	If declared, January 1, April 1, July 1 and October 1 of each year, commencing on October 1, 2018 and to, and including, July 1, 2021.

Dividend Record Dates:	The March 15, June 15, September 15 and December 15 immediately preceding the next dividend payment date.

Redemption:	The Mandatory Convertible Preferred Stock will not be redeemable.

Initial Price:	$75.20, which equals the closing price of the Common Stock on June 26, 2018.

Threshold Appreciation Price:	$92.12, which represents an appreciation of 22.5% over the initial price.

Mandatory Conversion Date:	The second business day immediately following the last trading day of the 20 consecutive trading day period beginning on, and including, the 22nd scheduled trading day immediately preceding July 1, 2021. The mandatory conversion date is expected to be July 1, 2021.

Conversion Rate:	Upon conversion on the mandatory conversion date, the conversion rate for each share of the Mandatory Convertible Preferred Stock will be not more than 13.2979 shares of Common Stock (the “maximum conversion rate”) and not less than 10.8554 shares of Common Stock (the “minimum conversion rate”), depending on the applicable market value of the Common Stock, as described in, and subject to certain anti-dilution adjustments that are described in, the Preliminary Prospectus Supplement. The following table illustrates the conversion rate per share of the Mandatory Convertible Preferred Stock, subject to certain anti-dilution adjustments that are described in the Preliminary Prospectus Supplement.

Applicable market value of the Common Stock	Conversion rate (number of shares of Common Stock to be received upon conversion of each share of the Mandatory Convertible Preferred Stock)

Greater than $92.12 (which is the threshold appreciation price)	10.8554 shares (approximately equal to $1,000 divided by the threshold appreciation price)

Equal to or less than $92.12 but greater than or equal to $75.20	Between 10.8554 and 13.2979 shares, determined by dividing $1,000 by the applicable market value of the Common Stock

Less than $75.20 (which is the initial price)	13.2979 shares (approximately equal to $1,000 divided by the initial price)

Conversion at the Option of the Holder:	At any time prior to July 1, 2021, other than during a fundamental change conversion period (as defined below), holders of the Mandatory Convertible Preferred Stock have the option to elect to convert their shares of the Mandatory Convertible Preferred Stock in whole or in part (but in no event less than one share of the Mandatory Convertible Preferred Stock), into shares of Common Stock at the minimum conversion rate of 10.8554 shares of Common Stock per share of the Mandatory Convertible Preferred Stock as described in the Preliminary Prospectus Supplement. This minimum conversion rate is subject to certain anti-dilution adjustments as described in the Preliminary Prospectus Supplement.

Conversion at the Option of the Holder Upon a Fundamental Change; Fundamental Change Dividend Make-Whole Amount:

If a “fundamental change” (as defined in the Preliminary Prospectus Supplement) occurs on or prior to July 1, 2021, holders of the Mandatory Convertible Preferred Stock will have the option to convert their shares of Mandatory Convertible Preferred Stock, in whole or in part (but in no event less than one share of the Mandatory Convertible Preferred Stock), into shares of Common Stock at the fundamental change conversion rate (as defined below) during the period (the “fundamental change conversion period”) beginning on the effective date of such fundamental change (the “effective date”) and ending on the date that is 20 calendar days after such effective date (or, if earlier, July 1, 2021). The fundamental change conversion rate will be determined based on the effective date of the fundamental change and the price (the “share price”) paid or deemed paid per share of Common Stock in such fundamental change (see table below). Holders who convert their Mandatory Convertible Preferred Stock within the fundamental change conversion period will also receive: (1) a “fundamental change dividend make-whole amount,” in cash or in shares of Common Stock or any combination thereof, equal to the present value (computed using a discount rate of 5.00% per annum) of all remaining dividend payments on their shares of the Mandatory Convertible Preferred Stock (excluding any accumulated dividend amount) from such effective date to, but excluding, July 1, 2021; and (2) to the extent that an accumulated dividend amount exists as of the effective date, such accumulated dividend amount, in cash or in shares of Common Stock or any combination thereof, as described in the Preliminary Prospectus Supplement.

Fundamental Change Conversion Rate:

The “fundamental change conversion rate” will be determined by reference to the table below and is based on the effective date and the share price. If the holders of Common Stock receive only cash in the fundamental change, the share price shall be the cash amount paid per share. Otherwise, the share price shall be the average VWAP per share of Common Stock over the 10 consecutive trading day period ending on, and including, the trading day preceding the effective date.

The share prices set forth in the first row of the table (i.e., the column headers), and each fundamental change conversion rate in the table, will be adjusted as of any date on which the fixed conversion rates of the Mandatory Convertible Preferred Stock are adjusted, as described in the Preliminary Prospectus Supplement.

	Share Price
Effective Date	$10.00	$25.00	$50.00	$75.20	$80.00	$85.00	$92.12	$100.00	$120.00	$150.00	$200.00	$250.00	$300.00
June 29, 2018	26.9180	17.9844	14.5840	13.2979	13.1380	12.9893	12.8040	12.6280	12.2822	11.9345	11.5908	11.3903	11.2610
July 1, 2019	22.5940	16.5152	13.9568	12.8755	12.7366	12.6068	12.4443	12.2899	11.9869	11.6873	11.4027	11.2460	11.1499
July 1, 2020	18.0670	15.0388	13.4664	12.5064	12.3699	12.2411	12.0790	11.9258	11.6341	11.3712	11.1620	11.0690	11.0203
July 1, 2021	13.2979	13.2979	13.2979	13.2979	12.5000	11.7647	10.8554	10.8554	10.8554	10.8554	10.8554	10.8554	10.8554

The exact share price and effective date may not be set forth in the table, in which case:

•  if the share price is between two share price amounts on the table or the effective date is between two effective dates on the table, the fundamental change conversion rate will be determined by straight-line interpolation between the fundamental change conversion rates set forth for the higher and lower share price amounts and the earlier and later effective dates, as applicable, based on a 365- or 366-day year, as applicable;

•  if the share price is in excess of $300.00 per share (subject to adjustment as described in the Preliminary Prospectus Supplement), then the fundamental change conversion rate will be the minimum conversion rate; and

•  if the share price is less than $10.00 per share (subject to adjustment as described in the Preliminary Prospectus Supplement), then the fundamental change conversion rate will be the maximum conversion rate.

Listing:	Fortive intends to apply to have the Mandatory Convertible Preferred Stock listed on The New York Stock Exchange under the symbol “FTV.PRA.”

CUSIP / ISIN:	34959J 207 / US34959J2078

Joint Book-Running Managers:

Morgan Stanley & Co. LLC

UBS Securities LLC

Merrill Lynch, Pierce, Fenner & Smith

                      Incorporated

Barclays Capital Inc.

Citigroup Global Markets Inc.

Goldman Sachs & Co. LLC

U.S. Bancorp Investments, Inc.

Senior Co-Managers:

BNP Paribas Securities Corp.

Credit Suisse Securities (USA) LLC

Deutsche Bank Securities Inc.

HSBC Securities (USA) Inc.

MUFG Securities Americas Inc.

PNC Capital Markets LLC

RBC Capital Markets, LLC

Santander Investment Securities Inc.

Scotia Capital (USA) Inc.

SMBC Nikko Securities America, Inc.

Wells Fargo Securities, LLC

Co-Managers:	BNY Mellon Capital Markets, LLC

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplements referred to above and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the applicable offering will arrange to send you the prospectus and the applicable preliminary prospectus supplement if you request it by contacting Morgan Stanley & Co. LLC toll-free at (866) 718-1649, UBS Securities LLC toll-free at 1-888-827-7275 or BofA Merrill Lynch at dg.prospectus_requests@baml.com.

Any legends, disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such legends, disclaimers or other notices have been automatically generated as a result of this communication having been sent via Bloomberg or another system.